Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

NetEase, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. NetEase, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF CLOUD VILLAGE INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

LISTING OF CLOUD VILLAGE INC. AND COMMENCEMENT OF DEALINGS OF CLOUD VILLAGE INC. SHARES

The Board is pleased to announce that following the completion of the Global Offering, the listing of Cloud Village Inc. (“Cloud Village”) on the Main Board of the Hong Kong Stock Exchange took place on December 2, 2021 and dealings in the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on December 2, 2021.

INTRODUCTION

Reference is made to the announcements of NetEase, Inc. (the “Company”) dated May 26, 2021, August 1, 2021, November 16, 2021, November 23, 2021 and December 1, 2021 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements.

LISTINGS OF CLOUD VILLAGE AND COMMENCEMENT OF DEALINGS OF THE CLOUD VILLAGE SHARES

The Hong Kong Stock Exchange has granted the approval for the listing of, and permission to deal in, the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange.

Following the completion of the Global Offering, (i) listing of Cloud Village on the Main Board of the Hong Kong Stock Exchange took place on December 2, 2021; and (ii) dealings in the Cloud Village Shares on the Main Board of the Hong Kong Stock Exchange commenced at 9:00 a.m. on December 2, 2021. The Cloud Village Shares are traded in board lots of 50 Cloud Village Shares each and the stock code is 9899.

Upon completion of the Global Offering (assuming the Over-allotment Option is not exercised), the Company controls in aggregate approximately 61.31% of the total issued share capital of Cloud Village.

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, December 2, 2021

As at the date of this announcement, the Board comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.

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